FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period September 1, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: September 1, 2005

1st September 2005 – Capitalia, SANPAOLO IMI and Banca Intesa hereby notify that they have on this day transferred to companies wholly-owned by EDF, shares and warrants Italenergia Bis S.p.A. (“IEB”) and Edison S.p.A. shares carrying put options with the same EDF.

The overall transferred shares of Italenergia Bis are 23.35% of the share capital and Edison shares are 2.97% of the company’s ordinary capital.

More specifically:

•        Capitalia has transferred no. 86,545,408 Italenergia Bis shares, no. 32,454,528 Italenergia Bis warrants and no. 50,438,554 Edison shares, for an overall price of approximately 473.5 million Euro;

•        IMI Investimenti has transferred no. 70,855,888 Italenergia Bis shares, no. 26,570,958 Italenergia Bis warrants and no. 41,294,848 Edison shares, for an overall amount of approximately 387.7 million Euro;

•        Banca Intesa, also through its subsidiary Private Equity International, has transferred no. 54,329,682 Italenergia Bis shares, no. 20,373,631 Italenergia Bis warrants and no. 31,663,366 Edison shares,  for an overall amount of approximately 297.3 million Euro.

The residual amount of the bank shareholders’ portfolio is of IEB shares (and relative warrants) – which overall equal 14% of the share capital – distributed in three equal parts, which were formerly acquired from FIAT; the transfer to EDF of the said assets is also expected to take place by the end of the month of September, upon the closing of the outstanding put options between the same EDF and FIAT.